SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

INTERCEPT PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

INTERSTELLAR ACQUISITION INC.

a wholly owned subsidiary of

ALFASIGMA S.P.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

45845P108

(CUSIP Number of Class of Securities)

Michele A. Cera

Corporate General Counsel

Alfasigma S.p.A.

Via Ragazzi del ’99, 5

40133 Bologna, Italy

+39 051 648 9521

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing person)

Copies to:

Matthew G. Hurd

Oderisio de Vito Piscicelli

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐ If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding shares of Common Stock, par value $0.001 per share, of Intercept Pharmaceutials, Inc. (“Intercept”) by Interstellar Acquisition Inc. (“Purchaser”), a wholly owned subsidiary of Alfasigma S.p.A. (“Parent”).

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Intercept or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by Parent and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by Intercept. The offer to purchase shares of Intercept common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by Purchaser, a wholly owned subsidiary of Parent, and the solicitation/recommendation statement will be filed with the SEC by Intercept. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Item 12. Exhibits

Exhibit 99.1	Communication to Intercept Employees, dated October 9, 2023.